Descartes Provides AGM Voting Results and Organizational Update

WATERLOO, Ontario – June 6, 2011 - Descartes Systems Group provided an update on the voting results from its annual general and special meeting of shareholders (the “Meeting”) held on Thursday, June 2, 2011, as well as certain board committee and officer appointments made following the Meeting. A detailed report of the voting results of the Meeting is available at the Canadian Securities Administrators' website at www.sedar.com.

Election of Directors
At the Meeting, Descartes’ shareholders elected six directors, including the following two new directors:

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David Anderson, B.A., Ph.D. - Mr. Anderson is managing director of Supply Chain Ventures, LLC, a venture capital and consulting company specializing in marketing, sales and operations software investing. Prior to founding Supply Chain Ventures, from 1990 to 2002, Mr. Anderson was a managing partner at Accenture, where he was instrumental in building Accenture’s supply chain management practice in North America, Asia and Europe. Before joining Accenture, Mr. Anderson previously served as a vice president in charge of logistics consulting of Temple, Barker & Sloane, Inc. (now Oliver Wyman) and a vice president of Data Resources, Inc. (now part of IHS/Global Insights, Inc.). Mr. Anderson is a Fellow of the Chartered Institute of Logistics and Transport in the United Kingdom and a Member of the Supply Chain Management Professionals in the United States. Mr. Anderson has been awarded a Bachelor of Arts degree from the University of Connecticut and a Doctor of Philosophy degree in econometrics and finance from Boston College.

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Eric Demirian, B.BM., C.G.A., C.A. - Mr. Demirian is a Chartered Accountant and Certified General Accountant. Mr. Demirian is president of Parklea Capital, Inc., an investment banking and corporate finance firm providing services to small- and mid-market public and private companies. Prior to Mr. Demirian’s position at Parklea, he held the position of executive vice president of Group Telecom, Inc. (“GT Inc.”) from 2000 to 2003. From 1983 to 2000, Mr. Demirian with PriceWaterhouseCoopers LLP where he was a partner and head of Information and Communication Practice. Mr. Demirian serves on the board and is chair of the audit committee of Enghouse Systems Ltd. (TSX:ESL), and is a director of Imax Corporation (NYSE:IMAX, TSX:IMX). Mr. Demirian is a former director and chair of the audit committee of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010).

The two new directors join Descartes’ Chief Executive Officer, Arthur Mesher, and current directors David Beatson, Chris Hewat and Dr. Stephen Watt, each of whom were re-elected to the board. The two new directors replaced J. Ian Giffen, who joined the board in 2004 and had served as Chairman of the Board since 2007, and Mike Cardiff, who first joined the board in 2007.

“We’re pleased to elect 2 new directors of such a high calibre to help guide us as we continue to expand our Global Logistics Network to make logistics processes more efficient and secure for our customers,” said Arthur Mesher, Descartes’ Chief Executive Officer. “We thank Ian Giffen and Mike Cardiff for their many years of service and contribution to positioning Descartes for its next stages of growth.”

Re-Appointment of Auditors
At the Meeting, Descartes’ shareholders re-appointed Deloitte & Touche LLP as Descartes’ auditors to hold office until the next annual general meeting of Descartes’ shareholders or until a successor is appointed, and authorized Descartes’ board of directors to fix the auditors’ remuneration.

Continuance, Amendment and Restatement of Shareholder Rights Plan
At the Meeting, Descartes’ shareholders approved continuance, amendment and restatement of Descartes' shareholder rights plan. A copy of the shareholder rights plan is available at the Investor Relations section of Descartes’ corporate website www.descartes.com.

Chairman of the Board and Lead Director
Following the Meeting, Arthur Mesher was appointed as Descartes’ Chairman of the Board and Stephen Watt was appointed as Lead Director, a newly-established role designed to facilitate the functioning of Descartes’ board of directors independently of management and to provide independent leadership to the board of directors. A full description of the Lead Director position is available at the Investor Relations section of Descartes’ corporate website www.descartes.com.

Appointment of Officers
Following the Meeting, Arthur Mesher was re-appointed as Descartes’ Chief Executive Officer with primary responsibility for Descartes’ business and corporate affairs. Descartes’ operations will now run under the direction of Scott Pagan and Ed Ryan. Scott Pagan has been appointed Chief Corporate Officer with primary responsibility for corporate operations and Ed Ryan has been appointed Chief Commercial Officer with primary responsibility for customer affairs. Stephanie Ratza was re-appointed as Chief Financial Officer.

About Descartes
Descartes (TSX: DSG) (NASDAQ: DSGX) is the premier provider of Global Trade Compliance, Supply Chain Execution and Mobile Resource Management services. Descartes’ Global Logistics Network (GLN) unites global businesses and trading partners, allowing them to collaborate in a cost effective way and maximize productivity and efficiency. Trading partners that connect to the GLN join Descartes’ Federated Network, the world’s most extensive multi-modal business network with over 35,000 trading partners connected, including ground carriers, airlines, ocean carriers, freight forwarders, third-party providers of logistics services customs house brokers, freight payment agencies, manufacturers, retailers, distributors, mobile services providers and regulatory agencies. Descartes is headquartered in Waterloo, Ontario, Canada and has offices in North America, EMEA and Asia-Pacific. More information and industry updates are available at http://www.descartes.com and http://blog.descartes.com.

 The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
|   info@descartes.com    |  www.descartes.com   |   TSX:DSG   |   NASDAQ:DSGX |  Helping Customers Deliver   |

Descartes Investor Contact

Laurie McCauley
investor@descartes.com
(519) 746-6114 x 2358

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the timing and agenda of Descartes’ annual general and special meeting of shareholders; the contribution of new directors to Descartes business and the board; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2011. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
|   info@descartes.com    |  www.descartes.com   |   TSX:DSG   |   NASDAQ:DSGX |  Helping Customers Deliver   |